FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of October 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Baker Hughes Selects PowerLog as

Petrophysical Software of Choice

Paris, France – 28 October 2014

CGG announced today that PowerLog® has been selected by Baker Hughes Incorporated as its petrophysical software application of choice.

PowerLog is CGG’s petrophysical software for well log analysis. As part of the Baker Hughes-CGG strategic alliance, the two companies have collaborated under a joint software development agreement to enhance PowerLog for its deployment as the preferred petrophysical software of Baker Hughes.

Jean-Georges Malcor, CEO CGG, said: “Our strategic alliance with Baker Hughes, which is focused on shale optimization, brownfield development and software collaboration, is delivering tangible results. Now, with the first results of our software development agreement coming to fruition, we add a new and important aspect to this relationship with the delivery of our combined capabilities to the desktops of our clients to further improve their exploration and production performance.”

PowerLog is designed for efficient multi-user environments and enables petrophysicists, geophysicists, geologists and engineers to collaborate to better understand the reservoir. Greater insight into subsurface rock and fluid properties can significantly improve completion design and enable E&P companies to reduce their costs and risks while drilling more productive wells.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communication Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND THE PROSPECTUS CONTAINED IN CGG’s REGISTRATION STATEMENT ON FORM F-4 (REGISTRATION STATEMENT NO. 333-197261) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 28th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO